Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions of dollars)	2010	2009
Fixed Charges:
Interest expense[1]	$186	$175
Interest capitalized	4	5
One-third of rents[2]	37	33

Total fixed charges	$227	$213

Earnings:
Income before income taxes	$1,352	$1,075

Fixed charges per above	227	213
Less: capitalized interest	(4)	(5)

	223	208

Amortization of interest capitalized	4	2

Total earnings	$1,579	$1,285

Ratio of earnings to fixed charges	6.96	6.03

[1]	Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $10 million and $6 million for the three months ended March 31, 2010 and 2009, respectively. The ratio of earnings to fixed charges would have been 7.28 and 6.21 for the three months ended March 31, 2010 and 2009, respectively, if such interest were excluded from the calculation.
[2]	Reasonable approximation of the interest factor.